Arrive AI Inc.

12175 Visionary Way

Fishers, Indiana 46038

May 7, 2025

Cara Wirth

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arrive AI Inc.
Amendment No. 3 Registration Statement on Form S-1
Filed April 18, 2025
File No. 333-284042

Dear Ms. Wirth:

By letter dated May 6, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Arrive AI Inc. (the “Company,” “we,” “us” or “our”) with one comment to the Company’s Form S-1 filed on April 18, 2025. We are in receipt of your letter and set forth below is the Company’s response to the Staff’s comment. For your convenience, the comment is listed below, followed by the Company’s response in bold.

Amendment No. 3 to Form S-1 Filed April 18, 2025

Exhibit 5.1

1.	It is inappropriate for counsel to assume that the “laws of the State of Delaware are identical to the laws of the State of New York” for purposes of giving a legality opinion; please revise accordingly. Further, please delete the statement that you are “attorneys licensed to practice in the States of New York and New Jersey.” Refer to Section II.B.3.b of Staff Legal Bulletin No. 19 for further guidance.

RESPONSE: The Company has filed a revised opinion addressing the Staff comment as an exhibit only filing to include the updated revised opinion of the Company’s counsel.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Daniel S. O’Toole
Daniel S. O’Toole
Chief Executive Officer
Arrive AI Inc.